BB 3/6

08026796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nexcore Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10509 Vista Sorrento Parkway, Suite 300
(No. and Street)

San Diego (City) Ca (State) 92121 (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay S. Potter 858-658-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feitelberg & Company
(Name – *if individual, state last, first, middle name*)

2566 Overland Avenue, Suite 600, Los Angels, CA 90064
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/10

OATH OR AFFIRMATION

I, Jay S. Pottter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexcore Capital, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Alicia M. Nicols

Notary Public

ALICIA M. NICOLS
Commission # 1721179
Notary Public - California
San Diego County
My Comm. Expires Jan 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x Independent Audit's Report on Internal Control

x Statement of Cash Flow

NEXCORE CAPITAL, INC.

**Financial Statements
for the Years ended
December 31, 2007 and 2006
and
Independent Auditors' Report**

2566
Overland Avenue
Suite 600
Los Angeles
California 90064

Telephone 310.838.7227
Facsimile 310.838.7222

Feitelberg & Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the accompanying balance sheets of Nexcore Capital, Inc. (the Company), as of December 31, 2007 and 2006 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexcore Capital, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feitelberg & Company

February 5, 2008

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ 42,060	$ 156,739
Commissions receivable	64,754	34,205
Marketable securities - market value	9	14,703
Prepaid expenses	9,306	10,206
Advances to employees	827	3,813
Other receivables		3,971
Prepaid income taxes (Note 4)	900	1,700
Deposits with clearing organization	8,563	
Due from affiliates (Note 5)		2,084
Total Assets	$ 126,419	$ 227,421

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
Accounts payable	$ 25,363	$ 221
Commissions payable	19,960	10,800
Accrued payroll	2,469	
Due to clearing organization	15	9,951
Due to affiliates (Note 5)		15,101
Payroll taxes payable	346	142
Deferred income taxes payable (Note 4)	3,706	3,526
Total Liabilities	51,859	39,741
Commitments and contingencies (Note 7)		
Common stock, 10,000 shares authorized, issued and outstanding	27,750	27,750
Additional paid-in capital	99,200	99,200
Retained earnings (accumulated deficit)	(52,390)	60,730
Total Shareholders' Equity (Note 3)	74,560	187,680
Total Liabilities and Shareholders' Equity	$ 126,419	$ 227,421

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues:		
Commission income	$ 993,560	$ 855,755
Due diligence	164,932	134,059
Other income	205,611	201,089
Consulting fee	143,312	125,000
Financial advisory fees	50,000	399,980
Underwriting fees		19,573
Trade ticket charges	2,161	5,457
Interest income	44	89
Total Revenues	1,559,620	1,741,002
Cost of Revenues:		
Commission expense	349,688	396,015
Financial advisory fees	130,650	394,984
Payroll expense	145,115	231,128
Payroll taxes	22,314	33,705
Payroll processing charges	2,348	
Clearing costs	14,226	15,732
Benefits	17,159	20,180
Workers compensation	2,423	
Total Cost of Revenues	683,923	1,091,744
Gross Margin	875,697	649,258
Operating Expenses:		
Administration & accounting costs (Note 5)	329,860	431,550
Management fees (Note 5)	300,598	2,000
Professional fees (Note 7)	143,648	22,090
Rent (Note 5)	52,018	31,000
Computer services (Note 5)	23,568	11,640
Telephone (Note 5)	22,774	20,316
Postage (Note 5)	20,410	21,276

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Continued)

	2007	2006
Office supplies (Note 5)	$ 6,750	$ 11,811
Bad debt expense	375	33,775
Outside services (Note 5)	10,890	35,081
Registration	(22,761)	13,633
Equipment rental (Note 5)	15,695	13,140
Travel (Note 5)	6,652	
Office expense (Note 5)	6,328	2,361
Utilities (Note 5)	8,650	6,450
Entertainment (Note 5)	183	8,672
Printing (Note 5)	4,474	2,062
Data access fees	6,112	3,461
FINRA fees	2,271	3,949
Promotional	6,555	2,880
Taxes & licenses	307	187
Seminars	4,106	1,412
Recruiting and marketing (Note 5)	3,000	
Insurance	1,032	1,728
Dues and subscriptions	225	360
Bank charges	101	65
Miscellaneous	692	418
	954,513	681,317
Other (income) expense:		
IRS payroll tax assessment	33,785	
Dividend income	(109)	
Realized (gain) loss on securities	(383)	2
Unrealized loss (gain) on securities	31	(27)
Total other (income) expense	33,324	(25)

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Continued)

	2007	2006
Income (loss) before provision for income taxes	($ 112,140)	($ 32,034)
Provision for income taxes (Note 4)	980	990
Net income (loss)	($ 113,120)	($ 33,024)
Earnings (loss) per share of common stock (Note 6)	($ 11.312)	($ 3.302)

See independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2006	$ 27,750	$ 24,200	$ 93,754
Capital contribution		75,000	
Net loss			(33,024)
Balance at December 31, 2006	$ 27,750	$ 99,200	$ 60,730
Net loss			(113,120)
Balance at December 31, 2007	$ 27,750	$ 99,200	($ 52,390)

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
Increase (Decrease) in Cash

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	($ 113,120)	($ 33,024)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized (gain) loss on marketable securities	31	(27)
(Increase) decrease in:		
Commissions receivable	(30,549)	91,717
Other receivables	3,971	(40)
Deposits with clearing organization	(8,563)	2,500
Advances to officers		2,221
Due from affiliates	2,084	2,213
Prepaid expenses	900	419
Prepaid income taxes	800	(1,700)
Advances to employees	2,986	9,527
Increase (decrease) in:		
Accounts payable	25,142	(1,692)
Commissions payable	9,160	(19,660)
Due to clearing organization	(9,936)	7,629
Due to affiliates	(15,101)	14,704
Accrued payroll	2,469	
Payroll taxes payable	204	(1,707)
Deferred income taxes payable	180	190
Income taxes payable		(27,556)
Total adjustments	(16,222)	78,738
Net cash provided by (used in) operating activities	(129,342)	45,714

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
Increase (Decrease) in Cash

	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of securities	$ 36,877	$ -
Purchases of securities	(22,214)	(14,663)
Net cash provided by (used in) investing activities	14,663	(14,663)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional capital invested by shareholders		75,000
Net cash provided by financing activities		75,000
Net increase (decrease) in cash	(114,679)	106,051
Cash at beginning of period	156,739	50,688
Cash at end of period	$ 42,060	$ 156,739

Supplemental disclosure of cash flow information:

Taxes paid during the year	$ -	$ 30,472

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Note 1 - Organization and Operations

Nexcore Capital, Inc. (the Company) was incorporated on July 19, 1989 to engage in general securities brokerage and as a dealer in direct participation of private placements. The Company became effective with the NASD on February 2, 1994. On September 30, 1996, the Company's controlling interest was purchased and its corporate name changed from Metropol, Inc. to Nexcore Capital, Inc. In 2007, the NASD was replaced by the Financial Industry Regulatory Authority ("FINRA") as the Company's regulatory agency.

Note 2 - Significant Accounting Policies

Commissions - Commission income is recorded on a trade date basis.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined on the difference between the financial statement and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and California income tax reporting purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all cash amounts due from depository institutions, interest-bearing deposits in banks and money market accounts to be cash equivalents.

Comprehensive Income - Effective January 1, 2000, the Company adopted SFAS No. 130 "Reporting Comprehensive Income." The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. For the years ended December 31, 2007 and 2006, the Company had no items required to be recognized under accounting standards as components of comprehensive income.

Note 2 - Significant Accounting Policies (continued)

Accounting for Derivative Instruments and Hedging Activities: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The new standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of these derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity thus adoption of SFAS 133 and SFAS 138 had no impact on operating results or financial position.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007 and 2006, the Company had net capital of $18,695 and $131,701, respectively, which $13,695 and $126,701 in excess of its required capital of $5,000 for 2007 and 2006, respectively.

Note 4 - Income Taxes

The provision for income tax for the years ended December 31, 2007 and 2006 consisted of the following:

	2007			2006		
	Federal	State	Total	Federal	State	Total
Current:	$ -	$ 800	$ 800	$ -	$ 800	$ 800
Deferred taxes	180		180	190		190
	$ 180	$ 800	$ 980	$ 190	$ 800	$ 990

At December 31, 2007 and 2006, the Company had prepaid income taxes of $900 and $1,700, respectively.

Note 4 - Income Taxes (continued)

Deferred tax liabilities at December 31 consisted of the following:

	2007	2006
Unrealized losses on securities	$ 3,326	$ 3,336
California franchise taxes	180	$ 190
Total Deferred Tax Liabilities	$ 3,706	$ 3,526

Note 5 - Related party transactions

Payments for telephone, rental and other overhead expenses were made by a related entity, Integra Management, Inc., a California corporation. The Company made payments to Integra Management, Inc. to reimburse Integra Management, Inc. for various expenses as follows:

	2007	2006
Accounting costs	$ 341,767	$ 431,550
Rent	52,018	31,000
Management fees	300,598	2,000
Telephone	22,773	20,316
Express mail & postage	20,194	21,260
Computer expense	22,804	11,340
Equipment rental	15,695	13,990
Utilities	8,650	6,450
Compliance		12,350
Office expense	7,403	
Office supplies	6,593	12,748
Outside services	6,890	25,232
Travel	5,440	
Consulting fees	5,170	
Meals & entertainment		8,672
Workers compensation	2,423	2,770
Advertising		2,500
Printing	4,474	2,062
Dues & subscriptions	90	360
Seminars & training	2,068	1,000
Total	$ 825,050	$ 605,600

Note 5 - Related party transactions (continued)

As of December 31, 2006, the Company owed Integra Management, Inc. $12,750 in unpaid reimbursements for expenses. At December 31, 2006, the Company owed Nexcore Financial Services, Inc., a related entity, $2,351 for expenses paid by Nexcore Financial Services, Inc. At December 31, 2006, Nexcore Financial Services and Integra Management, Inc. owed the Company $2,084 for expenses paid by the Company.

Commissions, due diligence fees, financial advisory fees and underwriting fees received from various related entities were as follows:

	2007	2006
Sterling Energy Resources, Inc.	$ 107,250	$ -
Voice Vision, Inc.	77,193	
Puronyx, Inc.		1,350
Total	$ 184,443	$ 1,350

Note 6 - Earnings per Share

Earnings per share of common stock was computed by dividing net income by the weighted average of common shares outstanding for the years ended December 31, 2007 and 2006 (10,000 shares). There were no dividends paid during 2007 and 2006.

Note 7 - Commitments and Contingencies

The Financial Industry Regulatory Authority ("FINRA") has been reviewing certain compliance issues relating to the Company's business. There is likely to be a monetary settlement paid by the Company to FINRA; however, the review is still ongoing and the amount of the settlement cannot be determined as of the audit date. Management does not believe that this settlement will have any material adverse effect on the Company. Legal fees incurred during the year ended December 31, 2007 related to this matter totaled $127,795.

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:

Total shareholders' equity	$ 74,560
Less: Non-allowable assets	
Prepaid expenses	9,306
Prepaid payroll taxes	900
Advances to employees	827
Commissions receivable	44,832
Total Adjustments	$ 55,865
Net Capital	$ 18,695

AGGREGATE INDEBTEDNESS:

Items included in balance sheet	
Accounts payable	$ 25,363
Due to clearing organization	15
Payroll taxes payable	346
Deferred income taxes payable	3,706
Accrued payroll	2,469
Commissions payable	19,960
Total Aggregate Indebtedness	$ 51,859
Aggregate indebtedness to net capital	2.77 to 1.00

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007
(Continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	
6 2/3 % of aggregate indebtedness	$ 3,457
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	5,000
Net capital in excess of minimum requirement	$ 13,695

RECONCILIATION WITH COMPANY'S COMPUTATION:

(included in Part II of Form X-17A-5 as of December 31, 2007)
Net capital, as reported in Company's Part II (Unaudited)

FOCUS report	$ 17,929
Net audit adjustments	766
Net capital per above	$ 18,695

SCHEDULE II

NEXCORE CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2007

Nexcore Capital, Inc. relies on Section K(2)(ii) of Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

END